FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of December


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.



                                  BG Group plc


        Retirement from external appointment for Non-Executive Director



Jurgen Dormann


As required by the UKLA Listing Rules*, BG Group announces it has today received notification from Jurgen Dormann, a Non-Executive Director of the Company, that he will retire from the ABB Board on 3 May 2007. Jurgen Dormann joined the ABB Board in May 1998 and was named its Chairman in November 2001.


Jurgen Dormann was appointed as a non-executive Director of BG Group plc on 1 June 2005.


*Listing Rule 9.6.14


11 December 2006
Website  www.bg-group.com







                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 11 December, 2006                          By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary